

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Joseph Chen
Chairman of the Board of Directors and Chief Executive Officer
Renren Inc.
2828 N. Central Avenue, Fl 7
Phoenix, AZ 85004

      Re: **Renren Inc.**
         Form 20-F for the Fiscal Year Ended December 31, 2021
         Filed May 2, 2022
         File No. 001-35147

Dear Joseph Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services